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                                                                     Exhibit 4.2
                              [FRISBY LETTERHEAD]

MUSI Investments, S.A.
231 Val des Bons Malades
L-2121 Luxembourg-Kirchberg

         Re: Loan Agreement dated May 14, 2001 by and between MUSI Investments, S.A. and Frisby Technologies, Inc. (the "Loan Agreement"); capitalized terms used in this letter agreement shall have the meanings provided in the Loan Agreement.

Gentlemen:

                  This letter is to confirm our mutual understanding and agreement that MUSI Investments, S.A. ("MUSI") consents to the following actions by Frisby Technologies, Inc. ("Borrower"): (1) Frisby Technologies shall be required to apply the net cash proceeds of Private Placements closed after May 14, 2001 to repay the outstanding principal amount of the MUSI Loan only to the extent that the aggregate net cash proceeds of such Private Placements, plus the net cash proceeds of the Designated Private Placements exceed $2,550,000; (2) Interest on the MUSI Loan shall be payable quarterly in arrears provided that the interest payment due on October 1, 2001 and subsequent payments of interest will be deferred until the maturity date of the Convertible Note; and (3) Frisby shall be permitted to incur short-term unsecured indebtedness up to an aggregate amount outstanding of $600,000 at any one time which amount may be owing to Persons other than MUSI.

                  MUSI hereby consents to the foregoing matters and waives any default or event of default arising under the Loan Agreement or any other Loan Document as a result of the foregoing matters. In furtherance and not in limitation of the foregoing, MUSI and the Borrower agree as follows:

                  1. Sections 2C and 2D of the Loan Agreement are amended and restated to read in their entirety as follows:

                  C. Borrower shall apply the aggregate net cash proceeds of all Private Placements, including the Designated Private Placements, received by Borrower in excess of Two Million Five Hundred Fifty Thousand Dollars ($2,550,000) to repay any outstanding principal amount of the MUSI Loan until the same has been repaid in full.

                  D. Interest and Principal. Interest on the principal amount outstanding under the MUSI Loan from time to time shall accrue at a variable rate of the Prime Rate, plus seventy-five basis points (.75%) per annum, which accrued interest shall be payable quarterly in arrears except that, beginning with the payment due on October 1, 2001, said




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payment and future interest payments will be deferred until the Maturity Date.
The principal of the Convertible Note shall be repaid in full on the Maturity Date, together with all accrued but unpaid interest.

                  2. Section 7E(5) of the Loan Agreement is amended and restated to read as follows:

                  "(5) short-term unsecured indebtedness up to an aggregate amount outstanding of $600,000 at any one time."

                  3. The second sentence in the second paragraph of Section 4 of the Convertible Note is amended and restated to read as follows:

          "Interest thereon shall be paid: (1) for the quarter ending June 30, 2001, on the first business day after the end of such quarter; and (2) for the quarters ending September 30, 2001 and December 31, 2001, on January 2, 2002."

                  Except for the amendments set forth above, the text of the Loan Agreement and the Convertible Note shall remain unchanged and in full force and effect; provided, however, that if there is any conflict between the terms of the Loan Agreement, the Convertible Note or any other Loan Document with the amendments set forth above, the amendments set forth above shall control. Please confirm your agreement to the foregoing by executing this letter below and returning it to me at your earliest convenience.

                                           Very truly yours,

                                           FRISBY TECHNOLOGIES, INC.

                                           By:  /s/ John L. Ruggiero
                                              -----------------------------
                                           Name:  John L. Ruggiero
                                           Title:  Chief Financial Officer
Agreed:
Date: October 16, 2001

MUSI INVESTMENTS, S.A.

By:______________________________
Name:  Luca Bassani Antivari
Title:    Managing Director

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                  Gregory S. Frisby consents to the foregoing modifications and agrees that the Continuing and Unconditional Guaranty dated May 14, 2001 executed by Gregory S. Frisby for the benefit of MUSI Investments, S.A. respecting the indebtedness of Frisby Technologies, Inc. remains in full force and effect.


                                                     /s/Gregory S. Frisby
                                                     ------------------------
                                                     Gregory S. Frisby

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